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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
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                               (AMENDMENT NO. 3)

                            TALLEY INDUSTRIES, INC.
                           (Name of Subject Company)

                            SCORE ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                       CARPENTER TECHNOLOGY CORPORATION
                                   (Bidders)
                     Series A Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468720
                     (CUSIP Number of Class of Securities)

              Series B $1 Cumulative Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468730
                     (CUSIP Number of Class of Securities)

                    Common Stock, $1.00 Par value per share
          (Including the associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)
                                   87468710
                     (CUSIP Number of Class of Securities)

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                                 JOHN R. WELTY
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       CARPENTER TECHNOLOGY CORPORATION
                             101 WEST BERN STREET
                       READING, PENNSYLVANIA 19612-4662
                           Telephone: (610) 208-2000
         (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Bidders)
                     ------------------------------------


                                with a copy to:

                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                            PHILADELPHIA, PA 19103
                                (215) 994-4000

                      ATTENTION: HERBERT F. GOODRICH, JR.


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         This Amendment No. 3 to the Schedule 14D-1 relates to a tender offer by Score Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Shares"), Series B $1 Cumulative Convertible Preferred Stock ("Series B Preferred Shares") and Common Stock, par value $1.00 per share ("Common Shares"), of Talley Industries, Inc., a Delaware corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (collectively, the "Shares"), at a purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibit
(a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 2, 1997. The purpose of this Amendment No. 3 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.

ITEM 10.          Additional Information.

         (e) The Company and certain of its directors were named as defendants in a purported class action filed on September 26, 1997 on behalf of the stockholders of the Company in the Chancery Court of Delaware. On October 8, 1997, the complaint was amended to add Brickell Partners as a newly named plaintiff and Purchaser and Parent as additional defendants in this purported class action. This amended action is entitled: Jewish Center of Hyde Park and Laz Schneider against Jack C. Crim, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, the Company, the Purchaser and Parent and by Brickell Partners against Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, Neil W. Benson and the Company, the Purchaser and Parent (C.A. No. 15961 and C.A. No. 15963) (the "Amended Stockholder Action"). The complaint in the Amended Stockholder Action alleges breach of fiduciary duty on the part of the Company's Board of Directors arising out of execution of the Merger Agreement and failure to disclose material information in the Schedule 14D-1 and Schedule 14D-9 and seeks declaratory and injunctive relief barring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer and the Merger, as well as damages in an unspecified amount. A copy of the Amended Stockholder Action is filed as Exhibit (g)(2) hereto and incorporated herein by reference, and the foregoing summary of the Amended Stockholder Action is qualified in its entirety by reference thereto.

ITEM 11.          Material to be Filed as Exhibits.

         (g)(2) Amended Class Action Complaint filed by Jewish Center of Hyde Park and Laz Schneider against Jack C. Crim, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, the Company, the Purchaser and Parent and by Brickell Partners against Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, Neil W. Benson and the Company, the Purchaser and Parent (dated October 8, 1997, Court of Chancery of the State of Delaware in and for New Castle County).





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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

                                       CARPENTER TECHNOLOGY CORPORATION


                                       By:   /s/ John R. Welty
                                          --------------------------------------
                                       Name:  John R. Welty
                                       Title:  Vice President, General Counsel
                                                 and Secretary

                                       SCORE ACQUISITION CORP.


                                       By:   /s/ John R. Welty
                                          --------------------------------------
                                       Name:  John R. Welty
                                       Title:  Secretary
Dated:  October 10, 1997